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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 8)*

Gemstar-TV Guide International, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

36866W 10 6

(CUSIP Number)

James W. Loss, Esq.

Bingham McCutchen LLP

600 Anton Boulevard

Eighteenth Floor

Costa Mesa, California 92626

Telephone: (714) 433-2900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 10, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SCHEDULE 13D

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Henry C. Yuen

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 21,295,461 (a) 8. Shared Voting Power None (b) 9. Sole Dispositive Power 21,295,461 (a) 10. Shared Dispositive Power None (b)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,295,461 (a)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 4.9%

14.	Type of Reporting Person (See Instructions) IN

(a) Includes options to purchase 12,893,000 shares of Common Stock that are currently exercisable. Also includes 7,000,000 shares subject to Forward Contracts.

(b) See Items 4 and 6 of the Schedule 13D (as defined herein) regarding the Stockholders’ Agreement (as defined in the Schedule 13D).

Attention: Intentional Misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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SCHEDULE 13D

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Elsie Ma Leung

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 6,209,570 (c) 8. Shared Voting Power None 9. Sole Dispositive Power 6,209,570 (c) 10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,209,570 (c)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 1.5%

14.	Type of Reporting Person (See Instructions) IN

(c) Includes options to purchase 6,000,000 shares of Common Stock that are currently exercisable.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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This Amendment No. 8 (this “Amendment”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) with respect to Gemstar International Group Limited (the predecessor corporation of Gemstar-TV Guide International, Inc., the “Issuer”) on April 2, 1999, Amendment No. 1 with respect thereto, as filed with the Commission on January 5, 2000, Amendment No. 2 with respect thereto, as filed with the Commission on August 3, 2000, Amendment No. 3 with respect thereto, as filed with the Commission on April 11, 2002, Amendment No. 4 with respect thereto, as filed with the Commission on August 16, 2002, Amendment No. 5 with respect thereto, as filed with the Commission on October 10, 2002, Amendment No. 6 with respect thereto, as filed with the Commission on November 11, 2002 and Amendment No. 7 with respect thereto, as filed with the Commission on April 23, 2003 (the Schedule 13D, as so amended, the “Schedule 13D”). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. Only those Items that are amended or supplemented are reported herein. Except as amended and supplemented herein, the Schedule 13D, including the definitions of terms not otherwise defined herein, remains in full force and effect.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by removing the last paragraph in its entirety and replacing it with the following paragraph:

“As of April 18, 2003, the Reporting Persons were no longer employed by the Issuer. As a result, Dr. Yuen and News Corp. are no longer obligated to vote for each other’s director designees pursuant to Amendment No. 1 to the Stockholders’ Agreement.”

Item 5. Interest in the Securities of Issuer

Item 5 of the Schedule 13D is hereby supplemented by adding the following paragraphs:

“From September 10, 2003 until March 5, 2004, Dr. Yuen sold a total of 17,053,399 shares of Common Stock. As of March 5, 2004, Dr. Yuen beneficially owned 21,295,461 shares of Common Stock (including options to purchase 12,893,000 shares of Common Stock currently exercisable and also including 7,000,000 shares of Common Stock subject to Forward Contracts), representing approximately 4.9% of the issued and outstanding Common Stock.

As a result of the sale of 650,000 shares of Common Stock on March 2, 2004, Dr. Yuen ceased to be a beneficial owner of more than five percent of the issued and outstanding Common Stock.

From October 13, 2003 until March 5, 2004, Ms. Leung sold a total of 1,430,000 shares of Common Stock. Ms. Leung now beneficially owns 6,209,570 shares of Common Stock (including options to purchase 6,000,000 shares of Common Stock currently exercisable), representing approximately 1.5% of the issued and outstanding Common Stock.

As a result of the termination of the employment of the Reporting Persons with the Issuer, and the termination of any obligations of Dr. Yuen and News Corp. to vote for each other’s director designees pursuant to Amendment No. 1 to the Stockholders’ Agreement, the Reporting Persons and News Corp. may no longer be deemed to be a group pursuant to Rule 13d-5 promulgated under the Exchange Act.

Ms. Leung will have no further filing obligation as she has only a minimal interest in the Issuer’s Common Stock.

Dr. Yuen will have no further filing obligation as he no longer beneficially owns five percent of the Issuer’s Common Stock.”

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 23, 2004.

/s/ HENRY C. YUEN

Henry C. Yuen

/s/ ELSIE MA LEUNG

Elsie Ma Leung

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